2000 annual report

                                     egility

                              e-business solutions

                             infinite possibilities

[LOGO] MERANT(TM)

                                [GRAPHIC OMITTED]

                                   e-business

                               "e" is here to stay

                  success is defined by your ability to change

MERANT IS...

> A leading e-business software solutions company that helps customers e-enable their businesses.

> A leading provider of e-business application infrastructure solutions, which enable businesses to create, transform, integrate, and manage their e-business operations.

> A mainstay in the business world with 5 million customer licenses at over 35,000 customer sites, including all of the Fortune 100, two-thirds of the Global 500, and more than 400 leading dotcoms.

>     A partner to more than 500 technology companies.

>     An employer of 2,000 people worldwide, with a presence in 50 countries.

> Publicly traded on the London Stock Exchange under the symbol MRN, and on Nasdaq(R) under the symbol MRNT.

                                     to our

                                  shareholders

                       our commitment is to increase value

                          our focus is on our customers

[PHOTO OMITTED]

J. Michael Gullard
Chairman of the Board

[PHOTO OMITTED]

Gary G. Greenfield
President and CEO

This has been a year of transition for MERANT, as we move to becoming a leading global e-business software solutions company. We made substantial progress in 2000. However, there is still much to accomplish. MERANT's mission--to accelerate our customer's business through the application of innovative information technology--remains a compelling driver for the continued success of our company.

WORKING TO MEET OBJECTIVES

In last year's annual report, we set three key objectives for ourselves:

To build awareness of MERANT as the leader in enterprise application development.

To this end, we successfully integrated our predecessor companies, Micro Focus and INTERSOLV, under the MERANT name. Thanks to our awareness-building efforts, industry analysts today recognize MERANT as a leading provider of solutions that help companies e-enable their businesses. This year, we transformed our sales organization to provide one face to our customers.

To expand our products and services that extend customers' existing systems to the world of e-business.

During the year we launched the MERANT Egility framework. This enables companies to create and manage a flexible e-business application infrastructure, allowing them to evolve their e-business operations effectively without constant reinvestment. It is the backbone of our positioning as a strategic ally for change in helping companies transition to e-business.

We made four important acquisitions this year. The first three were focused specifically on enhancing and broadening our solution offerings to customers. We acquired the Marathon Group in the second quarter to allow us to develop commercial-grade web sites and processes for our customers. Our third quarter acquisition of EnterpriseLink Technology Corporation gave our customers the ability to rapidly web-enable their legacy applications. We also acquired Trillium Software, making it possible to manage changes in packaged applications, an increasingly vital issue for a major segment of our customer base. Additionally, we acquired Northern Software Partners based in Oslo, Norway to enhance our sales and distribution operations in the Nordic region.

While these acquisitions broadened both the solution technology and the range of e-business services we can offer to customers, we did not achieve the growth in service-related revenue and profits we had planned. Our ability to capitalize on the solutions focus we are driving throughout the company will be key to generating significant growth in services.

To improve our own e-business model to enhance relationships with our customers and increase sales productivity.

One of the offerings our customers value is MERANT SupportNet--our customer support service. This year we upgraded our knowledge base and created an entirely new SupportNet online system to help customers get the information they need to be successful with MERANT technology--anytime, anywhere, via the Internet. During the year we also initiated a number of other Internet-based projects, including improved electronic


                                     2 & 3
                                   e-volution

                            leveraging our strengths

                              innovating for growth

"By using MERANT I-Solutions, products, and partnering with their outstanding consulting organization, we rapidly transformed one of our most successful core business applications into a viable e-business solution. We are extremely pleased with what we have accomplished with MERANT, and in our ability to provide our customers with faster, more efficient defined benefits solutions."

                                                                 --Glenn Meglino
                                      Senior Director of Application Development
                                                                   Towers Perrin

sales and support capabilities. We plan to announce new, revenue-generating online services in the coming months.

GOALS GOING FORWARD

In order to extend our momentum we must be able to respond to certain challenges. For instance, we must continue to attract and retain first-rate people. As we further increase our strategic importance to our customers, we must enhance our service offerings. Our financial results must be consistent and predictable. We must continue to define ourselves in the eyes of the financial community so that shareholder value reflects the true value of all that we are building. And we must continue to place the highest value on building and maintaining the loyalty of our customers. From the largest Fortune 100 multinationals, to the emerging e-business enterprises, we are becoming our customers' strategic ally in e-enabling their enterprises.

We must continue to evolve MERANT to being a leading e-business software solutions provider. For fiscal 2001 we have established three strategic objectives.

Reach Out to Our Customers with a Common Face

During the last year we brought the company together. We must now establish MERANT in the market and reach out to our customers as a single, consolidated company. Through extensive marketing and sales efforts, we intend to accelerate our increasing presence with our customers.

Enhance and Expand Egility

With the introduction of Egility, we can now offer our customers a strong application infrastructure for combining applications, content, and data. We want to enhance and expand the breadth and depth of the solutions, combining advanced technology, expertise, and practices.

E-Enable MERANT

At the same time that we are asking our customers to change their business model to take advantage of the advances in technology, we must look at new and better ways of delivering our solutions and services to our customers and for managing our business. The world of the Internet has created significant capabilities which MERANT can use to improve its own way of doing business.

We are focused on achieving revenue and profit growth for the company for the current fiscal year and beyond. Committed to building shareholder value and enhancing the long-term prospects for all our customers, we are optimistic about what the future holds for MERANT, and how MERANT can, in fact, help shape that future for companies around the world.


/s/ Gary Greenfield

Gary Greenfield
President and CEO


/s/ J. Michael Gullard

J. Michael Gullard
Chairman of the Board


                                     4 & 5
                                   e-merging

                     making our mark in the new environment

                                                                      CORRALLING
                                                                       CUSTOMERS
                                                                     ON THE WEB.

Finding themselves in new and unfamiliar territory, Wrangler needed some help. They wanted to create a web presence but quickly found that traditional agencies didn't understand their business issues, architectural foundation, or communications strategy. So, they turned to MERANT. The resulting partnership produced the highly successful Wrangler.com site, which allows consumers to visit five independent lifestyle content areas and browse Wrangler products, and which ultimately drives them into a store for purchase.

MERANT also helped create Trader's Pass, a powerful extranet site that provides Wrangler's sales representatives, and thousands of their retailers, with a single source for up-to-date Wrangler information and sales and marketing materials.

                                [GRAPHIC OMITTED]

"MERANT really knows technology and business process integration. But their greatest value isn't technology. From the beginning, we had a vision of what we wanted to accomplish. MERANT made that vision a reality. They fuel us to think about how the Internet could impact our business."

                                                                   --Renee Clubb
                                                              Senior Coordinator
                                                       for Western Wear Wrangler

THE INTERNET IS DISRUPTING EVERYTHING

Customer expectations have dramatically changed. In the past, a business could determine the channel through which it would serve its customer. Today, the customer chooses the channel and expects it to be available twenty-four hours a day, seven days a week. Customers want control, information, and functionality and support at their fingertips all the time. If one company is not able to provide it, customers go elsewhere, because a competitor is just one click away and is overhauling its entire enterprise to deliver what the competitors can't.

Trading partners are integrating. Suppliers are managing customer inventories and altering the production mix to meet changing consumer buying patterns. The traditional business model is under attack, affecting distribution, supply chain management, pricing--everything.

INFORMATION TECHNOLOGY IS SITTING RIGHT IN THE CENTER OF ALL THE CHANGE

More and more, everyone we deal with--customers, suppliers, partners, employees, media, analysts, investors--is interacting with the company, getting information, making decisions, purchasing, and getting support directly through applications. Applications are at the forefront of the customers' experience with the company. Just as driving your car is what defines your experience with your automobile company, interacting with an application--a web site for example--often is the only experience many customers have with a company. In fact, applications really are where business happens today.

So, information technology has to lead the way. IT is driving a changing business model, actually leading the strategic charge in companies to leapfrog the competition.

WHAT OUR CUSTOMERS WANT TO DO

What are customers telling us they want to be able to do in their move to e-business?

First is giving their customers what they want--business-to-business, business-to-consumer--it doesn't matter. They also want to leverage the Internet, that is, get more out of the Internet than they put in.

Everybody wants to reduce development time, to create applications on Internet time, and they want to integrate key business processes, not work outside them or duplicate them. Customers want to be flexible so they can respond to market changes. They want to be fast, faster than the competition.

They want to deploy company-wide e-business applications that work. They realize they must manage a continuing process of change and they want help.


                                     6 & 7
                                    e-enable

                                 adapt or perish

                     every company needs an ally for change

Because our customers realize that the technology their customer sees is so good, it all looks simple. Yet, they know there is enormous complexity behind the scenes and screens, which makes a true e-business extremely difficult to deliver.

If you can't deliver behind the screens--if you can't deliver the information, execute the transaction, provide the support--the user will see right through. The Internet has exposed the enterprise.

Seamless integration is key to our customer.

MERANT EGILITY FRAMEWORK

That's why we created MERANT Egility. The Egility framework is a series of solutions that creates an e-business application infrastructure so a customer can build, integrate, and manage the multitude of e-business applications needed to compete. All of them. Not just the one or two or ten e-business applications the customer has today.

Egility infrastructure solutions combine MERANT expertise, best-in-class MERANT technology, repeatable best practices, and leading industry partners. The solutions enable rapid development, integration, and delivery, and allow customers to manage the applications, information, and content needed to run their business. The result is a foundation for sustained e-business.

THE IMPORTANCE OF AN E-BUSINESS APPLICATIONS INFRASTRUCTURE

In the past, IT professionals had their own language and would build a glass house and tell everyone what was needed and when they'd have it ready. No longer. Technology is accessible to everyone, and everyone demands an integrated experience.

Development used to be contained and controlled. Now we buy packaged applications, build custom applications, create web content, and build with components. Sometimes it's difficult to tell where we stand on that thin line between order and chaos.

We've gone from business as usual to constant, never-ending change. So, we need an e-business application infrastructure to support business, and that's what MERANT provides. The traditional application infrastructure must be updated to help companies manage in this new environment. The new infrastructure must accelerate the business despite the complexity. The MERANT framework provides a launch pad for a company's e-business.

THE MERANT FRAMEWORK IS UNIQUE

No other company can provide the combination of expertise and technology that is available from MERANT. From legacy extension to software configuration management,

                                                                        WHY NASD
                                                                      IS BULLISH
                                                                      ON MERANT.

                               [GRAPHIC OMITTED]

"Today, nearly 5,000 companies trading securities on The Nasdaq Stock Market(R) depend on us to do their jobs--so we must provide software that they can rely on 24/7. To succeed in e-business, we have turned to MERANT to support rigorous configuration management and issue tracking. Thanks to this industry leader, we have achieved a substantial improvement in our impact analysis and our communications within the organization. The MERANT solutions empower us to be much more responsive and proactive in making changes or updates with the level of integrity that investors demand."

                                                                 --Steve Moffett
                                                     Senior Vice President, NASD

The National Association of Securities Dealers (NASD) is the largest securities-industry self-regulatory organization in the United States and is the parent company of The Nasdaq Stock Market(R), the American Stock Exchange(R), and NASD Regulations(R).


                                     8 & 9
                                   e-solutions

                        integrating all of our expertise
                                for our customer

                                [GRAPHIC OMITTED]

                                                                     JD WILLIAMS
                                                                TRIES ON MERANT,
                                                             LIKES WHAT IT SEES.

When JD Williams, one of the world's largest home shopping catalog companies, needed to take its offering of 17 different catalogs online, it called on MERANT to deliver a fully integrated solution. The resulting site gives customers real-time access to account, pricing, and ordering information. Full transactional capability is completely integrated with the existing IT infrastructure, and the entire effort is backed with a profile and customized content delivery system that leverages the tremendous customer and order history data assets that make JD Williams so formidable in their traditional business.

"MERANT with its Egility solutions offered a unique set of capabilities in both their ability to help us creatively brand 17 catalog sites and their ability to leverage our core information systems. The truly remarkable thing was the time they spent learning our business and offering insight into our Internet strategy. The result was a world-class solution."

                                                                --Tom Fothergill
                                                          Director of E-Commerce
                                                                     JD Williams

from application development to web content management, or with any of the other solutions in the Egility framework, when you combine MERANT's consulting capabilities, industry partners, and long history of e-business experience with our market-leading, best-of-breed software, customers have access to a system which is unparalleled in our industry.

MERANT E-SOLUTIONS

Though the MERANT Egility framework provides the foundation, more and more companies are asking MERANT to provide a total e-business solution--the e-business application infrastructure and the web sites and e-business applications needed to compete. MERANT E-Solutions are built upon the MERANT Egility framework to create complete application solutions to accelerate and fulfill a company's e-business initiatives.

We work with the customer to define their e-business strategy. We create Internet, intranet, and extranet e-business and e-commerce applications and sites. We transform and integrate existing applications to operate seamlessly in the e-business environment. And we develop and deploy on-line training courseware and programs to ensure that the workforce is ready and able to conduct and support e-business.

In addition to our own MERANT expertise, technologies, and best practices, we have a formidable group of more than 500 leading technology companies, including industry heavyweights Sun Microsystems, Oracle, Microsoft, and IBM, that partner with us. They rely on MERANT expertise and technology to serve their customers, and we bring them in to broaden the solutions available to ours.

MERANT BRINGS IT ALL TOGETHER

MERANT provides the fastest way to e-enable a business. With the MERANT Egility framework we provide an e-business application infrastructure. With MERANT E-Solutions, we use the Egility framework to deliver complete e-business solutions.

Now every organization can drive a sustainable and competitive e-business, creating the new, transforming the old, integrating the two, and managing it all. MERANT positions our customers to continually provide their customers what they want and need faster than the competition.

     [LOGO] IBM(R)                       [LOGO] Microsoft

     [LOGO] Sun(R)                       [LOGO] ORACLE(R)
            microsystems


                                    10 & 11

Information for Shareholders

DUAL LISTING

MERANT's ordinary shares are listed on the London Stock Exchange under the symbol MRN. MERANT's shares are also traded on The Nasdaq Stock Market(R) in the United States in the form of American Depositary Shares (or ADS) under the symbol MRNT. Each ADS represents five ordinary shares.

MERANT reports its financial results in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and U.K. GAAP.

CONDENSED FINANCIAL STATEMENTS

The condensed financial information included in this report has been presented to allow readers to understand the financial results, without the need to refer to the more detailed full annual accounts. Along with this report shareholders will receive a copy of the full detailed Financial Statements, together with the Directors Report and other statutory information. The condensed financial statements have been prepared on a basis consistent with prior years.

U.S. FINANCIAL STATEMENTS

The condensed financial information contained on pages 14 to 16 does not constitute complete financial statements in accordance with U.S. GAAP. The condensed financial information is based on the audited financial statements of the Company which will be filed with the Securities and Exchange Commission
(SEC). The auditors' report on the U.S financial statements for the year ended April 30, 2000 was unqualified.

Effective November 30, 1998, MERANT changed its fiscal year end and accounting reference date to April 30 from January 31. The Company is therefore reporting results for the fiscal years ended April 30, 2000 and April 30, 1999, for the three-month fiscal period ended April 30, 1998, and the fiscal year ended January 31, 1998.

The merger with INTERSOLV, Inc. was accounted for using the pooling-of-interests method. The condensed financial data at January 31, 1998 and for the year ended January 31, 1998 have been restated to include the financial results of INTERSOLV, Inc. at April 30, 1998 and for the year ended April 30, 1998, respectively. Consequently, INTERSOLV's financial data for the three months ended April 30, 1998 are included in both the three months ended April 30, 1998 and the year ended January 31, 1998.

U.K. FINANCIAL STATEMENTS

The financial information contained in pages 17 to 19 does not constitute statutory accounts as defined in Section 240 of the U.K. Companies Act 1985. The figures for the year ended April 30, 2000 are based on the audited financial statements which will be filed with the U.K. Registrar of Companies. The auditors report on the financial statements for the year ended April 30, 2000 was unqualified.

Effective November 30, 1998, MERANT plc changed its fiscal year end and accounting reference date to April 30 from January 31. The Company is, therefore, reporting results for the year ended April 30, 2000 and for the fifteen months ended April 30, 1999.

FORM 20-F

A copy of MERANT's Annual Report on Form 20-F, for the year ended April 30, 2000, as filed with the Securities and Exchange Commission, will be sent to shareholders free of charge upon written request to Investor Relations. Form 20-F is similar to Form 10-K, and filed with the U.S. SEC by foreign private issuers.

ELECTRONIC FILINGS

The U.S. SEC maintains a World Wide Web site located at http://www.sec.gov that contains a searchable database of filings, reports, and other information regarding issuers that file electronically with the SEC. Foreign private issuers such as MERANT are not currently required to file electronically with the SEC. MERANT voluntarily submits its filings electronically to the SEC.

Auditors' Reports

REPORT OF THE INDEPENDENT AUDITORS ON CONDENSED FINANCIAL STATEMENTS

The Board of Directors and Shareholders, MERANT plc

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of MERANT plc and subsidiaries as of April 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended April 30, 2000 and 1999, the three-month period ended April 30, 1998 and the year ended January 31, 1998 (not presented separately herein), and in our report dated June 26, 2000, we expressed an unqualified opinion on those consolidated financial statements, based on our audits and the report of other auditors.

We did not audit the financial statements of INTERSOLV, Inc., which statements reflect total assets constituting 40% of the related consolidated financial statement total at April 30, 1998, and which reflect net revenue constituting 55% and 54% of the related consolidated financial statement totals for the three-month period ended April 30, 1998 and the year ended January 31, 1998, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for INTERSOLV, Inc. for 1998, is based solely on the report of the other auditors.

In our opinion, based on our audits and the report of other auditors, the information set forth in the accompanying condensed consolidated financial statements on pages 14 to 16 is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.


Ernst & Young LLP

McLean, Virginia, USA
June 26, 2000

--------------------------------------------------------------------------------

AUDITORS' REPORT

Statement of the auditors to the members of MERANT plc:

We have examined the financial information set out on pages 17 to 19.

The financial information is the responsibility of the directors. Our responsibility is to report to you our opinion on its preparation and consistency with the annual accounts.

In our opinion the financial information on pages 17 to 19 has been properly extracted from the annual accounts of MERANT plc for the year ended April 30, 2000.


Ernst & Young

Reading, UK
July 21, 2000

U.S. Financials

CONSOLIDATED STATEMENTS OF OPERATIONS U.S. Condensed Format

MERANT plc

                                                                                            Three months
                                                                Year ended   Year ended        ended        Year ended
                                                                 April 30,    April 30,       April 30,     January 31,
Amounts in thousands, except per share and ADS data                2000         1999            1998            1998
=======================================================================================================================
Net revenue
  License fees                                                  $ 186,444    $ 193,144       $  61,384       $ 198,793
  Maintenance subscriptions                                       109,260       98,858          24,533          88,015
  Training and consulting                                          69,740       82,200          21,070          76,111
-----------------------------------------------------------------------------------------------------------------------
    Total net revenue                                             365,444      374,202         106,987         362,919
-----------------------------------------------------------------------------------------------------------------------
Cost of revenue
  Cost of license fees                                              9,418       14,390           3,392          13,255
  Cost of maintenance subscriptions                                23,403       24,445           5,599          20,446
  Cost of training and consulting                                  59,087       68,074          17,409          62,376
-----------------------------------------------------------------------------------------------------------------------
    Total cost of revenue                                          91,908      106,909          26,400          96,077
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                                      273,536      267,293          80,587         266,842
-----------------------------------------------------------------------------------------------------------------------
Operating expenses
  Research and development                                         59,166       59,851          14,551          60,828
  Sales and marketing                                             169,575      155,680          40,137         134,671
  General and administrative                                       29,654       31,573           6,950          26,346
  Goodwill amortization                                             8,316        3,585             464           1,391
  Non-recurring charges                                            13,500       49,662          17,292          17,468
-----------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                      280,211      300,351          79,394         240,704
-----------------------------------------------------------------------------------------------------------------------
(Loss) income from operations                                      (6,675)     (33,058)          1,193          26,138
Interest income, net                                                4,787        6,334           1,151           3,935
-----------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                  (1,888)     (26,724)          2,344          30,073
Income taxes                                                         (520)      (1,808)           (855)         (9,925)
-----------------------------------------------------------------------------------------------------------------------
Net (loss) income                                               $  (2,408)   $ (28,532)      $   1,489       $  20,148
=======================================================================================================================
Net (loss) income per share: basic                              $   (0.02)   $   (0.20)      $    0.01       $    0.15
Net (loss) income per ADS: basic                                $   (0.08)   $   (1.00)      $    0.05       $    0.73
Shares used in computing net (loss) income per share: basic       145,897      143,130         137,823         137,351
ADSs used in computing net (loss) income per ADS: basic            29,179       28,626          27,565          27,470
-----------------------------------------------------------------------------------------------------------------------
Net (loss) income per share: diluted                            $   (0.02)   $   (0.20)      $    0.01       $    0.14
Net (loss) income per ADS: diluted                              $   (0.08)   $   (1.00)      $    0.05       $    0.70
Shares used in computing net (loss) income per share: diluted     145,897      143,130         145,618         144,326
ADSs used in computing net (loss) income per ADS: diluted          29,179       28,626          29,124          28,865
=======================================================================================================================

The condensed financial information presented in the report should be read in conjunction with the audited consolidated financial statements and notes (not presented in this report).

U.S. Financials

CONSOLIDATED BALANCE SHEETS U.S. Condensed Format

MERANT plc

                                                        April 30,     April 30,
Amounts in thousands                                      2000          1999
================================================================================
Assets
Current assets:
  Cash and cash equivalents                             $ 106,140     $  86,580
  Short-term investments                                   19,538        34,804
  Accounts receivable, net                                 92,840       111,317
  Prepaid expenses and other assets                        10,127        13,485
--------------------------------------------------------------------------------
    Total current assets                                  228,645       246,186
--------------------------------------------------------------------------------
  Property, plant and equipment, net                       47,518        46,090
  Goodwill, net                                            44,297        10,239
  Software product assets                                   5,569        17,007
  Other assets                                              2,987         3,560
--------------------------------------------------------------------------------
    Total assets                                        $ 329,016     $ 323,082
================================================================================
Liabilities and shareholders' equity
Current liabilities:
  Borrowings                                            $   2,785     $   2,716
  Accounts payable                                         12,208        12,150
  Accrued employee compensation and commissions            20,088        24,352
  Income taxes payable                                      7,601        18,325
  Deferred revenue                                         69,830        69,155
  Other current liabilities                                41,945        29,869
--------------------------------------------------------------------------------
    Total current liabilities                             154,457       156,567
--------------------------------------------------------------------------------
  Deferred income taxes                                    13,157        14,304
--------------------------------------------------------------------------------
    Total liabilities                                     167,614       170,871
--------------------------------------------------------------------------------
Shareholders' equity:
  Ordinary shares                                           4,876         4,691
  Additional paid-in capital                              172,892       154,868
  Treasury shares                                         (11,742)       (7,552)
  Retained earnings                                         6,442         8,850
  Accumulated other comprehensive loss                    (11,066)       (8,646)
--------------------------------------------------------------------------------
    Total shareholders' equity                            161,402       152,211
--------------------------------------------------------------------------------
    Total liabilities and shareholders' equity          $ 329,016     $ 323,082
================================================================================

The condensed financial information presented in the report should be read in conjunction with the audited consolidated financial statements and notes (not presented in this report).

U.S. Financials

CONSOLIDATED STATEMENTS OF CASH FLOW U.S. Condensed Format

MERANT plc

                                                                                          Three months
                                                               Year ended   Year ended        ended         Year ended
                                                                April 30,    April 30,      April 30,       January 31,
Amounts in thousands                                              2000         1999            1998            1998
=======================================================================================================================
Operating activities
  Net (loss) income                                            $  (2,408)   $ (28,532)      $   1,489       $  20,148
  Adjustments to reconcile net (loss) income to cash
    provided by operations
      Depreciation of fixed assets                                 9,549       12,571           4,166          12,276
      Amortization of software product assets                      7,627       14,751           3,332          14,916
      Amortization of goodwill                                     8,316        3,585             464           1,391
      Write-down of software and intangible assets                 7,404        2,000              --              --
      Write-down of purchased research and development                --           --          15,739          15,739
      Gain on sale of discontinued product lines                      --           --             423             423
      Restructuring/acquisition charges                               --        4,774            (496)           (496)
      Loss on sale of fixed assets                                   230           --           1,780             207
      Deferred income taxes                                       (1,020)        (423)         (4,426)             --
  Changes in operating assets and liabilities                     19,246        9,589           8,623         (20,547)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         48,944       18,315          31,094          44,057
-----------------------------------------------------------------------------------------------------------------------
Investing activities
  Purchases of property, plant and equipment                     (13,664)      (6,449)         (4,815)        (18,269)
  Software product assets                                         (3,593)      (8,524)         (2,480)        (10,285)
  Proceeds from sale of discontinued product lines                    --           --           1,200           1,200
  Acquisition of subsidiaries, net of cash balances acquired     (41,835)      (7,076)          1,589          (1,848)
  Available-for-sale securities                                   15,266        5,649          (4,132)        (33,639)
  Other                                                            3,057           --              13             570
-----------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                          (40,769)     (16,400)         (8,625)        (62,271)
-----------------------------------------------------------------------------------------------------------------------
Financing activities
  Issuance of ordinary shares, net of expenses                    18,208        1,709           2,613           9,879
  Own shares                                                      (4,190)         217              --           1,190
  Borrowings                                                         177       (3,051)         (7,705)         (3,509)
  Repayment of capital leases                                         --          (18)             (1)            (73)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                  14,195       (1,143)         (5,093)          7,487
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           (2,810)        (651)            247            (316)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                       19,560          121          17,623         (11,043)
Adjusted for INTERSOLV cash flow previously reported                  --           --         (13,420)             --
Cash at beginning of period                                       86,580       86,459          82,256          93,299
-----------------------------------------------------------------------------------------------------------------------
Cash at end of period                                          $ 106,140    $  86,580       $  86,459       $  82,256
=======================================================================================================================
Supplemental disclosure of cash flow information:
  Income taxes paid during the period                          $  10,297    $   4,317       $     207       $   1,464
=======================================================================================================================
  Interest paid during the period                              $     306    $     239       $     116       $     976
=======================================================================================================================

The condensed financial information presented in the report should be read in conjunction with the audited consolidated financial statements and notes (not presented in this report).

U.K. Financials

CONSOLIDATED PROFIT AND LOSS ACCOUNT U.K. Format

MERANT plc

                                                                   Year ended
                                                                 April 30, 2000               Fifteen months
                                                   -----------------------------------------       ended       Year ended
                                                   Continuing                                     April 30,    January 31,
                                                   operations     Acquisitions      Total           1999          1998
                                                   (pound)'000    (pound)'000    (pound)'000    (pound)'000   (pound)'000
==========================================================================================================================
Revenue
  Licence fees                                       114,140          2,088        116,228         118,245        60,480
  Maintenance subscriptions                           67,492            368         67,860          56,454        28,233
  Training and consulting                             39,740          3,455         43,195          40,774         8,302
--------------------------------------------------------------------------------------------------------------------------
    Total revenue                                    221,372          5,911        227,283         215,473        97,015
--------------------------------------------------------------------------------------------------------------------------
Cost of revenue
  Cost of licence fees                                 5,756            112          5,868           9,365         6,990
  Cost of maintenance subscriptions                   14,449            103         14,552          16,998         6,984
  Cost of training and consulting                     32,702          4,016         36,718          29,247         8,861
--------------------------------------------------------------------------------------------------------------------------
    Total cost of revenue                             52,907          4,231         57,138          55,610        22,835
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                         168,465          1,680        170,145         159,863        74,180
--------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Research and development                            41,040            486         41,526          34,319        19,679
  Sales and marketing                                107,592          1,367        108,959          89,161        35,477
  General and administrative                          57,736             56         57,792          40,412         6,288
--------------------------------------------------------------------------------------------------------------------------
    Total operating expenses                         206,368          1,909        208,277         163,892        61,444
--------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit                              (37,903)          (229)       (38,132)         (4,029)       12,736
  Exceptional item--fundamental restructuring                                           --         (11,831)           --
--------------------------------------------------------------------------------------------------------------------------
(Loss)/profit after exceptional item                                               (38,132)        (15,860)       12,736
Interest income                                                                      2,763           4,288         2,481
--------------------------------------------------------------------------------------------------------------------------
(Loss)/profit before taxation                                                      (35,369)        (11,572)       15,217
Taxation                                                                               (92)         (3,707)       (4,791)
--------------------------------------------------------------------------------------------------------------------------
Retained (loss)/profit for the period                                              (35,461)        (15,279)       10,426
==========================================================================================================================
(Loss)/earnings per share: basic                                                    (24.9p)         (14.3p)        14.0p
(Loss)/earnings per share: diluted                                                  (24.9p)         (14.3p)        13.3p
==========================================================================================================================

The condensed financial information presented in the report should be read in conjunction with the audited consolidated financial statements and notes (not presented in this report).

U.K. Financials

CONSOLIDATED BALANCE SHEET U.K. Format

MERANT plc

                                                         April 30,    April 30,
                                                           2000          1999
                                                        (pound)'000  (pound)'000
================================================================================
Fixed assets
  Intangible fixed assets                                 120,205       133,976
  Tangible fixed assets                                    30,075        28,633
  Investments                                               7,431         4,691
--------------------------------------------------------------------------------
    Total fixed assets                                    157,711       167,300
================================================================================
Current assets
  Stocks                                                    1,444         1,780
  Debtors                                                  65,861        77,887
  Cash and bank deposits                                   79,543        75,394
--------------------------------------------------------------------------------
    Total current assets                                  146,848       155,061
--------------------------------------------------------------------------------
Creditors: amounts falling due within one year             86,629        92,691
--------------------------------------------------------------------------------
Net current assets                                         60,219        62,370
--------------------------------------------------------------------------------
    Total assets less current liabilities                 217,930       229,670
Creditors: amounts falling due after more than one year        --             6
Provisions for liabilities and charges                     19,446        12,555
--------------------------------------------------------------------------------
Net assets                                                198,484       217,109
================================================================================
Capital and reserves
  Called up share capital                                   2,988         2,873
  Share premium account                                   200,421       189,261
  Profit and loss account                                  (4,925)       24,975
--------------------------------------------------------------------------------
    Total shareholders' funds                             198,484       217,109
================================================================================

The condensed financial information presented in the report should be read in conjunction with the audited consolidated financial statements and notes (not presented in this report).

U.K. Financials

CONSOLIDATED CASH FLOW STATEMENT U.K. Format

MERANT plc

                                                                                        Fifteen months
                                                                          Year ended        ended         Year ended
                                                                           April 30,       April 30,      January 31,
                                                                             2000            1999            1998
                                                                          (pound)'000     (pound)'000     (pound)'000
=====================================================================================================================
Net cash inflow from operating activities                                    36,756          33,864          17,767
---------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
  Interest received                                                           2,936           4,433           2,519
  Interest paid                                                                (190)           (145)            (70)
---------------------------------------------------------------------------------------------------------------------
Net cash inflow from returns on investments and servicing of finance          2,746           4,288           2,449
---------------------------------------------------------------------------------------------------------------------
Taxation
  U.K. corporation tax refunded (paid)                                       (5,542)          1,297            (599)
  Overseas tax refunded/(paid)                                                 (854)           (582)           (262)
---------------------------------------------------------------------------------------------------------------------
Tax paid                                                                     (6,396)            715            (861)
---------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
  Purchase of tangible fixed assets                                          (9,041)         (8,906)         (8,263)
  Capitalised software product assets                                        (2,361)         (5,853)         (5,688)
  Investment in own shares                                                   (2,741)            195             748
  Disposal of tangible fixed assets                                           1,523              --             447
---------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment          (12,620)        (14,564)        (12,756)
---------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
  Investment in subsidiary undertakings                                     (28,276)         16,048          (2,000)
  Net cash acquired with subsidiaries                                           518         (17,928)            961
---------------------------------------------------------------------------------------------------------------------
Net cash outflow from acquisitions and disposals                            (27,758)         (1,880)         (1,039)
---------------------------------------------------------------------------------------------------------------------
Cash inflow before financing                                                 (7,272)         22,423           5,560
---------------------------------------------------------------------------------------------------------------------
Financing
  Issue of ordinary shares                                                   11,285           2,139           1,517
  Expenses attributable to issue of ordinary shares                              --          (2,654)             --
  Capital element of finance lease obligations                                   --              (9)            (65)
  Bank loan                                                                      72             689           1,007
---------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                               11,357             165           2,459
---------------------------------------------------------------------------------------------------------------------
Increase in cash                                                              4,085          22,588           8,019
=====================================================================================================================

The condensed financial information presented in the report should be read in conjunction with the audited consolidated financial statements and notes (not presented in this report).

Corporate Information

Investor Relations

MERANT
9420 Key West Avenue
Rockville, MD 20850, USA
www.merant.com
e-mail: investor.relations@merant.com

Registrar and Transfer Agent

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 3UH, UK

ADR Depositary

Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286, USA

Registered Office

MERANT plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN, UK
Registered No: 1709998

Stockbrokers

UBS Warburg
1 Finsbury Avenue
London, EC2M 2PP, UK
and The Stock Exchange
London, EC2N 1HP, UK

Independent Auditors

Ernst & Young
Apex Plaza
Reading
Berkshire RG1 1YE, UK

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102 USA

Legal Counsel/Solicitors

Jonathan Philip Davies, Partner
Memery Crystal
31 Southampton Row
London WC1B 5HT, UK

Markets for Stock

London Stock Exchange symbol: MRN,
Nasdaq, National Market symbol: MRNT.

Board of Directors

J. Michael Gullard
Chairman of the Board and
General Partner,
Cornerstone Management

Gary Greenfield
President, Chief Executive Officer,
MERANT

Michel Berty
Founder,
MBY Consultants, Inc.

Kevin Burns
Managing Principal,
Lazard Technology Partners

Harold Hughes
Chief Executive Officer,
Pandesic LLC

Barry X Lynn
President, Chief Executive Officer,
Be eXcel, Inc.

Don C. Watters
Retired Director, and Member of
McKinsey & Company Advisory Council

MERANT Senior Management

Gary Greenfield
President,
Chief Executive Officer

Ken Sexton
Senior Vice President,
Chief Financial Officer

Panos Anastassiadis
Executive Vice President,
Worldwide Distribution

Michael Consoli
Senior Vice President, General Manager,
Enterprise Data Connectivity

Greg Gehring
Senior Vice President,
Chief Information Officer

Dean Genge
Senior Vice President,
Corporate Marketing

Tony Hill
Senior Vice President, General Manager,
Application Creation and Transformation

Buff Jones
Senior Vice President, General Manager,
Application Development Management

Leo Millstein
Vice President, General Counsel,
and Corporate Secretary

Andrew Weiss
Senior Vice President,
Chief Technology Officer

Gary Wright
Senior Vice President,
Consulting

Special Note on Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This Annual Report contains forward-looking statements that include statements regarding expectations for MERANT's business strategy, prospects, and growth, including the growth of MERANT's e-business solutions business and related revenues, and the one-time nature of certain charges. When used in this document, the words "anticipate," "believe," "estimate," "expect," and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential for a shift in demand for enterprise application development solutions and e-business solutions based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect MERANT's financial results is included in MERANT's financial statements for fiscal 2000 under the heading "Factors That May Influence Future Operating Results," and elsewhere in the Annual Report, and in Quarterly Reports on Form 6-K for the quarters ended July 31, 1999, October 31, 1999, and January 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions, including MERANT's Form 20-F for the year ended April 30, 2000. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Office Locations

United States

9420 Key West Avenue
Rockville, MD 20850
United States
Tel: +1 301 838 5000
Fax: +1 301 838 5432

Australia

Level 1, 845 Pacific Highway
Chatswood, New South Wales 2067
Sydney
Australia
Tel: +61 2 9904 6111
Fax: +61 2 9904 6007

Belgium/Luxembourg

A. Stocletlaan 87
B-2570 Duffel
Belgium
Tel: +32 (0) 15 30 77 00
Fax: +32 (0) 15 32 12 60

Brazil

Av. Brigadeiro Faria Lima
3729--5th Floor
CEP04538-905-SP
Sao Paulo
Brazil
Tel: +55 11 3048 8304
Fax: +55 11 3048 8201

Canada

One City Center Drive
Suite 301
Mississauga, Ontario LB5 1M2
Canada
Tel: +1 905 306 7280
Fax: +1 905 306 7402

Denmark

Larsbjornstraede 3
DK-1454 Kobenhavn K
Denmark
Tel: +45 333 772 90
Fax: +45 333 772 92

Finland

PL 500, Kristianinkatu 15
FI-00171 Helsinki
Finland
Tel: +358 9 622 72 500
Fax: +358 9 622 72 501

France

Tour Europlaza
20 Avenue Andre Prothin
La Defense 4
92400 Courbevoie
Paris
France
Tel: +33 (0) 1 70 92 94 94
Fax: +33 (0) 1 70 92 94 90

Germany

Carl-Zeiss-Ring 5
D-85737 Ismaning
Germany
Tel: +49 (0) 89 9627 10
Fax: +49 (0) 89 9627 1111

Italy

Viale Erminio Spalla, 41
00142 Roma
Italy
Tel: +39 06 51 53 93 1
Fax: +39 06 51 53 93 35

Japan

Atago Toyo Building
1-3-4 Atago
Minato-Ku Tokyo 105-0002
Japan
Tel: +81 (0) 3 5401 9600
Fax: +81 (0) 3 5401 9697

Netherlands

Kantoorgebouw Victoria
Hardwareweg 32
3821 BM Amersfoort
The Netherlands
Tel: +31 (0) 33 450 20 70
Fax: +31 (0) 33 450 20 80

Norway

Dronningens Gate 6
N-0152 Oslo
Norway
Tel: +47 (0) 2291 0720
Fax: +47 (0) 2291 0721

Portugal

Av. Eng Duarte Pachero
Amoreiras
Torre 2, Piso 8, Sala 10
Lisbon
Portugal 1070-03
Tel: +35 (0) 1 21 384 5010
Fax: +35 (0) 1 21 386 4491

Singapore

07-08 International Building
360 Orchard Road
Singapore 238869
Tel: +65 (0) 834 9880
Fax: +65 (0) 836 3119

South Africa

Suite 7, West Tower, 2nd Floor
Sandton Square, Maude Street
Sandown 2196
South Africa
Tel: +27 (0) 11 881 5684
Fax: +27 (0) 11 881 5611

Spain

Auturo Soria, 343 9th Floor
28033 Madrid
Spain
Tel: +34 91 302 82 26
Fax: +34 91 302 51 95

Sweden

Tegnergatan 35
S-111 61 Stockholm
Sweden
Tel: +46 (0) 8 545 133 90
Fax: +46 (0) 8 545 133 91

United Kingdom

The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom
Tel: +44 (0) 1635 32646
Fax: +44 (0) 1635 33966

                                          [LOGO] MERANT(TM)

                                                 When Development Means Business

                                          www.merant.com

                                          Copyright (C) 2000 MERANT. All rights
                                          reserved. INTERSOLV and Micro Focus
                                          are registered trademarks, and MERANT,
                                          the MERANT logo, Egility and
                                          EnterpriseLink are trademarks of
                                          MERANT. All other trademarks
                                          referenced herein are the property of
                                          their respective owners.

QCB00-C-0636